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                    U.S. SECURITIES AND EXCHANGE COMISSION
                            WASHINGTON, D.C. 20549

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                                                             SEC FILE NUMBER
                                                                 1-10569
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                                  FORM 12b-25c
                          NOTIFICATION OF LATE FILING
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                                                               CUSIP NUMBER
                                                                124767 104
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     (Check One):
 [X] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K  [  ] Form 10-Q
                        and Form 10-QSB [  ] Form N-SAR

     For Period Ended:  March 31, 1998
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     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I-REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable

AutoLend Group, Inc.
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Address of Principal Executive Office (Street and Number)

 600 Central SW, Third Floor
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City, State, and Zip Code

Albuquerque, New Mexico  87102
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PART II-RULES 12B-25 (b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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  [ ]  (c) The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.
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PART III-NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The delay caused by the bankruptcy proceedings in obtaining court approval of new auditors and SEC Counsel.
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PART IV-OTHER INFORMATION
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       (1) Name and telephone number of person to contact in regard to this notification

             Jeffrey W. Hellberg                (806)           372-5569
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                  (Name)                     (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the Answer is no, identify report(s).

                                                          [X] Yes    [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes     [  ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                   AutoLend Group, Inc.
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                    (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  June 29, 1998                            By: /s/  Jeffrey Ovington
     -----------------------------                  --------------------------
                                                    Jeffrey Ovington
                                                    Executive Vice President
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AutoLend Group Inc.
600 Central SW, Third Floor
Albuquerque, New Mexico 87102


Attachment to Form 12b-25
Response to Part IV (3)
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Anticipated changes are expected in the results of operations of the current fiscal year as compared to those presented in the last fiscal year. The Company is currently reorganizing under Chapter 11. In addition, the Company ceased purchasing installment receivables in December 1995 and life insurance policies in September 1994 and does not at this time intend to recommence such activities. Accordingly, decreases of approximately $1 million and $425 thousand in the revenues from installment receivables and life insurance policies, respectively will be shown on the statement of operations for the current year. An extraordinary gain on early extinguishment of debt of approximately $3 million was recognized in the current year relating to the early retirement of debentures. In addition, a non-cash conversion cost of $6 million was recognized due to the conversion of debentures during the year. Furthermore, net equity has improved by approximately $8.4 million from the prior year.